02041647

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
6-3-02

For the month of June 2002

RECD S.E.C.
JUN 21 2002
1086

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Head of Investor Relations
Othon Mäder Ribas
Othon@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

www.copel.com

Thomson Financial Corporate Group
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Huber (New York)
(212) 701-1830
richard.huber@tfn.com

COPEL'S SHARES BEGIN TRADING ON MADRID STOCK EXCHANGE

June 20, 2002 – Curitiba, Parana, Brazil – Yesterday, June 19, 2002, the shares of COMPANHIA PARANAENSE DE ENERGIA – COPEL [NYSE: ELP] were listed for the first time on a European securities exchange.

The listing occurred through Latibex, which is part of the Madrid Stock Exchange. Latibex is a Euro-based market for Latin American securities.

During the session, a lot of preferred shares was priced in euros, in an operation brokered by Benito y Monjardin, a firm connected with Banco Espírito Santo, a long-established European financial house.

Copel is the eighth Brazilian public company to be listed on the Latibex, which has been in operation since December 1999, and whose purpose is to channel European investment into Latin America, while at the same time providing access for Latin American companies to the European capital markets.

From Madrid, Ingo Henrique Hübert, Copel's CEO, stated that "this listing on the Latibex was designed to boost Copel's exposure to the European financial markets, which will make the Company better known, and even facilitate future transactions in the euro market, which is still an untapped market for the Company." Mr. Hübert also affirmed that there are no plans in place to issue stock or other securities of the Company in Europe.

Also in Madrid for the present listing, Ricardo Portugal Alves, Copel's Chief Financial and Investor Relations Officer, added that "having Copel's stock trade in the European Community, one of the world's principal financial centers, is the next natural step in the life of Copel as a public company."

This listing is part of the internationalization strategy pursued by Copel — whose stock has traded publicly for the past eight years — with the aim of gaining broader exposure of the Company's brand and results.

Copel's initial foray into the capital markets took place in April 1994, through São Paulo Stock Exchange – Bovespa. Later on, in July 1997, Copel was the first Brazilian electric utility to be listed on the New York Stock Exchange - NYSE, where its stock is traded in the form of American Depositary Shares.

***Companhia Paranaense de Energia** - Copel is one of Brazil's largest electric utilities. With over 2.9 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: June 21, 2002

By ______________________________

Name: Ricardo Portugal Alves

Title: Principal Financial Officer